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                                                                    THE HARTFORD



December 2, 2005



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Filing Room

RE:  Registration Statement on Form S-3
     Hartford Life Insurance Company
     File No. 333-NEW

Ladies and Gentlemen:

         Pursuant to the Securities Act of 1933 ("1933 Act"), we are electronically filing via EDGAR a copy of the initial registration statement filed on Form S-3 (the "Registration Statement"), relating to Hartford Life Insurance Company's (the "Company") secured notes registered under General Instruction I.B.5 of Form S-3 (relating to offerings of investment grade asset-backed securities).

         A wire transfer in the amount of $107, in payment of the filing fee for the Registration Statement, was transmitted by the Company on December 2, 2005 to the lockbox account of the Securities and Exchange Commission (the "Commission") at Mellon Bank in Pittsburgh, in accordance with Rule 111 under the 1933 Act and Rule 202.3a under the Commission's Informal and Other Procedures.

         If you have any questions concerning this filing, please call me at
(860) 843-6320.

Sincerely,

/s/ John F. Kennedy

John F. Kennedy
Assistant Counsel

Enclosure